Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
	2016	2017	2016	2017
(in millions EUR, except per share data)

Net system sales [3]	1,257.7	1,818.9	3,382.9	4,418.8
Net service and field option sales [3]	556.9	628.5	1,504.5	2,073.6
Total net sales	1,814.6	2,447.4	4,887.4	6,492.4

Total cost of sales	(980.2)	(1,397.9)	(2,743.5)	(3,571.8)
Gross profit	834.4	1,049.5	2,143.9	2,920.6

Other income	23.4	23.9	70.3	71.8
Research and development costs	(273.4)	(314.5)	(818.4)	(942.3)
Selling, general and administrative costs	(88.8)	(103.3)	(268.0)	(303.9)
Income from operations	495.6	655.6	1,127.8	1,746.2

Interest and other, net	(33.9)	(12.5)	(41.1)	(37.4)
Income before income taxes	461.7	643.1	1,086.7	1,708.8

Benefit from (provision for) income taxes	(65.8)	(86.0)	(139.0)	(233.3)
Net income	395.9	557.1	947.7	1,475.5

Basic net income per ordinary share	0.93	1.30	2.23	3.43
Diluted net income per ordinary share [4]	0.93	1.29	2.22	3.41

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	423.8	430.1	425.1	430.2
Diluted [4]	425.8	432.0	427.0	432.1

ASML - Ratios and Other Data 1,2

	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
	2016	2017	2016	2017
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	46.0%	42.9%	43.9%	45.0%
Income from operations as a percentage of net sales	27.3%	26.8%	23.1%	26.9%
Net income as a percentage of net sales	21.8%	22.8%	19.4%	22.7%
Income taxes as a percentage of income before income taxes	14.2%	13.4%	12.8%	13.7%
Shareholders’ equity as a percentage of total assets	57.5%	59.1%	57.5%	59.1%
Sales of lithography systems (in units) [5]	40	55	119	141
Value of systems backlog (EUR millions) [6]	3,462	5,693	3,462	5,693
Lithography systems backlog (in units) [5]	76	122	76	122
Value of booked systems (EUR millions) [6]	1,415	2,154	3,816	6,423
Net bookings lithography systems (in units) [5]	43	70	116	180
Number of payroll employees in FTEs	12,933	15,615	12,933	15,615
Number of temporary employees in FTEs	2,599	2,826	2,599	2,826

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

	Dec 31,	Oct 1,
	2016	2017
(in millions EUR)

ASSETS
Cash and cash equivalents	2,906.9	2,077.6
Short-term investments	1,150.0	600.0
Accounts receivable, net	700.2	1,664.2
Finance receivables, net	447.4	138.2
Current tax assets	11.6	73.6
Inventories, net	2,780.9	2,998.5
Other assets	560.4	741.8
Total current assets	8,557.4	8,293.9

Finance receivables, net	117.2	263.9
Deferred tax assets	34.9	25.5
Other assets	612.3	597.4
Equity method investments	—	1,007.9
Goodwill	4,873.9	4,564.7
Other intangible assets, net	1,323.0	1,191.1
Property, plant and equipment, net	1,687.2	1,552.0
Total non-current assets	8,648.5	9,202.5

Total assets	17,205.9	17,496.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,280.6	2,974.2

Long-term debt	3,071.8	2,996.7
Deferred and other tax liabilities	396.9	320.0
Provisions	20.5	21.2
Accrued and other liabilities	615.7	837.5
Total non-current liabilities	4,104.9	4,175.4

Total liabilities	7,385.5	7,149.6

Total shareholders’ equity	9,820.4	10,346.8
Total liabilities and shareholders’ equity	17,205.9	17,496.4

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
	2016	2017	2016	2017
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	395.9	557.1	947.7	1,475.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	87.7	101.2	253.8	315.2
Impairment	1.4	—	2.3	7.8
Loss on disposal of property, plant and equipment	1.7	0.1	3.8	1.2
Share-based payments	11.6	14.8	35.7	38.4
Allowance for doubtful receivables	0.7	3.1	2.4	5.6
Allowance for obsolete inventory	2.9	40.6	62.0	101.2
Deferred income taxes	37.2	(6.5)	26.1	8.3
Changes in assets and liabilities	(541.8)	(310.4)	(861.2)	(1,191.3)
Net cash provided by (used in) operating activities	(2.7)	400.0	472.6	761.9

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(66.3)	(95.7)	(220.4)	(190.6)
Purchase of intangible assets	(2.6)	(2.1)	(7.5)	(12.3)
Purchase of short-term investments	(770.0)	(100.0)	(1,470.0)	(450.0)
Maturity of short-term investments	370.0	100.0	1,020.0	1,000.0
Cash from (used for) derivative financial instruments	(14.4)	32.0	(5.6)	(15.2)
Loans issued and other investments	(1.2)	—	(7.2)	—
Acquisition of equity method investments	—	(5.8)	—	(1,007.9)
Acquisition of subsidiaries (net of cash acquired)	—	—	—	—
Net cash provided by (used in) investing activities	(484.5)	(71.6)	(690.7)	(676.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(445.9)	(516.7)
Purchase of shares	(14.6)	(165.5)	(400.0)	(165.5)
Net proceeds from issuance of shares	11.7	12.7	34.4	37.6
Net proceeds from issuance of notes	1,484.7	—	1,484.7	—
Repayment of debt	(1.1)	(1.2)	(3.5)	(241.9)
Tax benefit from share-based payments	0.5	—	0.6	—
Net cash provided by (used in) financing activities	1,481.2	(154.0)	670.3	(886.5)

Net cash flows	994.0	174.4	452.2	(800.6)

Effect of changes in exchange rates on cash	(7.1)	(11.0)	2.1	(28.7)
Net increase (decrease) in cash and cash equivalents	986.9	163.4	454.3	(829.3)

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
	Oct 2,	Dec 31,	Apr 2,	Jul 2,	Oct 1,
	2016	2016	2017	2017	2017
(in millions EUR, except per share data)

Net system sales [3]	1,257.7	1,289.1	1,215.8	1,384.1	1,818.9
Net service and field option sales [3]	556.9	618.3	727.8	717.3	628.5
Total net sales	1,814.6	1,907.4	1,943.6	2,101.4	2,447.4

Total cost of sales	(980.2)	(1,006.8)	(1,019.0)	(1,154.9)	(1,397.9)
Gross profit	834.4	900.6	924.6	946.5	1,049.5

Other income	23.4	23.5	23.9	24.0	23.9
Research and development costs	(273.4)	(287.4)	(315.1)	(312.7)	(314.5)
Selling, general and administrative costs	(88.8)	(106.8)	(98.6)	(102.0)	(103.3)
Income from operations	495.6	529.9	534.8	555.8	655.6

Interest and other, net	(33.9)	74.8	(14.1)	(10.8)	(12.5)
Income before income taxes	461.7	604.7	520.7	545.0	643.1

Benefit from (provision for) income taxes	(65.8)	(80.5)	(68.6)	(78.7)	(86.0)
Net income	395.9	524.2	452.1	466.3	557.1

Basic net income per ordinary share	0.93	1.23	1.05	1.08	1.30
Diluted net income per ordinary share [4]	0.93	1.22	1.05	1.08	1.29

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic	423.8	427.1	430.1	430.4	430.1
Diluted [4]	425.8	429.2	432.3	432.4	432.0

ASML - Quarterly Summary Ratios and other data 1,2

	Oct 2,	Dec 31,	Apr 2,	Jul 2,	Oct 1,
	2016	2016	2017	2017	2017
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	46.0%	47.2%	47.6%	45.0%	42.9%
Income from operations as a percentage of net sales	27.3%	27.8%	27.5%	26.4%	26.8%
Net income as a percentage of net sales	21.8%	27.5%	23.3%	22.2%	22.8%
Income taxes as a percentage of income before income taxes	14.2%	13.3%	13.2%	14.4%	13.4%
Shareholders’ equity as a percentage of total assets	57.5%	57.1%	59.1%	58.1%	59.1%
Sales of lithography systems (in units) [5]	40	38	44	42	55
Value of systems backlog (EUR millions) [6]	3,462	3,961	4,509	5,351	5,693
Lithography systems backlog (in units) [5]	76	83	94	107	122
Value of booked systems (EUR millions) [6]	1,415	1,580	1,894	2,375	2,154
Net bookings lithography systems (in units) [5]	43	44	55	55	70
Number of payroll employees in FTEs	12,933	13,991	14,483	15,005	15,615
Number of temporary employees in FTEs	2,599	2,656	2,657	2,722	2,826

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

	Oct 2,	Dec 31,	Apr 2,	Jul 2,	Oct 1,
	2016	2016	2017	2017	2017
(in millions EUR)

ASSETS
Cash and cash equivalents	2,913.0	2,906.9	2,910.6	1,914.2	2,077.6
Short-term investments	1,400.0	1,150.0	925.0	600.0	600.0
Accounts receivable, net	858.4	700.2	864.8	1,224.6	1,664.2
Finance receivables, net	663.5	447.4	346.9	413.6	138.2
Current tax assets	143.5	11.6	137.0	32.6	73.6
Inventories, net	2,696.9	2,780.9	2,995.7	3,136.9	2,998.5
Other assets	540.4	560.4	589.6	719.6	741.8
Total current assets	9,215.7	8,557.4	8,769.6	8,041.5	8,293.9

Finance receivables, net	71.8	117.2	213.6	120.2	263.9
Deferred tax assets	39.1	34.9	34.5	30.1	25.5
Other assets	623.2	612.3	621.1	634.6	597.4
Equity method investments	—	—	—	1,002.1	1,007.9
Goodwill	2,571.0	4,873.9	4,784.1	4,645.9	4,564.7
Other intangible assets, net	694.0	1,323.0	1,279.5	1,230.4	1,191.1
Property, plant and equipment, net	1,587.4	1,687.2	1,622.4	1,567.3	1,552.0
Total non-current assets	5,586.5	8,648.5	8,555.2	9,230.6	9,202.5

Total assets	14,802.2	17,205.9	17,324.8	17,272.1	17,496.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	3,272.2	3,280.6	2,875.4	3,125.0	2,974.2

Long-term debt	2,390.6	3,071.8	3,040.3	2,995.5	2,996.7
Deferred and other tax liabilities	222.1	396.9	410.1	337.9	320.0
Provisions	16.5	20.5	20.5	20.5	21.2
Accrued and other liabilities	387.6	615.7	735.5	760.6	837.5
Total non-current liabilities	3,016.8	4,104.9	4,206.4	4,114.5	4,175.4

Total liabilities	6,289.0	7,385.5	7,081.8	7,239.5	7,149.6

Total shareholders’ equity	8,513.2	9,820.4	10,243.0	10,032.6	10,346.8
Total liabilities and shareholders’ equity	14,802.2	17,205.9	17,324.8	17,272.1	17,496.4

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Oct 2,	Dec 31,	Apr 2,	Jul 2,	Oct 1,
	2016	2016	2017	2017	2017
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	395.9	524.2	452.1	466.3	557.1

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	87.7	103.1	110.1	103.9	101.2
Impairment	1.4	1.2	0.2	7.6	—
Loss on disposal of property, plant and equipment	1.7	1.4	0.3	0.8	0.1
Share-based payments	11.6	12.0	13.5	10.1	14.8
Allowance for doubtful receivables	0.7	0.8	1.2	1.3	3.1
Allowance for obsolete inventory	2.9	11.0	29.3	31.3	40.6
Deferred income taxes	37.2	(26.7)	16.3	(1.5)	(6.5)
Changes in assets and liabilities	(541.8)	566.3	(791.4)	(89.5)	(310.4)
Net cash provided by (used in) operating activities	(2.7)	1,193.3	(168.4)	530.3	400.0

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(66.3)	(95.9)	(38.6)	(56.3)	(95.7)
Purchase of intangible assets	(2.6)	(0.9)	(5.2)	(5.0)	(2.1)
Purchase of short-term investments	(770.0)	(1,050.0)	(75.0)	(275.0)	(100.0)
Maturity of short-term investments	370.0	1,300.0	300.0	600.0	100.0
Cash from (used for) derivative financial instruments	(14.4)	(9.4)	(30.7)	(16.5)	32.0
Loans issued and other investments	(1.2)	(0.2)	—	—	—
Acquisition of equity method investments	—	—	—	(1,002.1)	(5.8)
Acquisition of subsidiaries (net of cash acquired)	—	(2,641.3)	—	—	—
Net cash provided by (used in) investing activities	(484.5)	(2,497.7)	150.5	(754.9)	(71.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	—	(516.7)	—
Purchase of shares	(14.6)	—	—	—	(165.5)
Net proceeds from issuance of shares	11.7	548.3	13.0	11.9	12.7
Net proceeds from issuance of notes	1,484.7	745.9	—	—	—
Repayment of debt	(1.1)	(1.2)	(1.2)	(239.5)	(1.2)
Tax benefit from share-based payments	0.5	0.3	—	—	—
Net cash provided by (used in) financing activities	1,481.2	1,293.3	11.8	(744.3)	(154.0)

Net cash flows	994.0	(11.1)	(6.1)	(968.9)	174.4

Effect of changes in exchange rates on cash	(7.1)	5.0	9.8	(27.5)	(11.0)
Net increase (decrease) in cash and cash equivalents	986.9	(6.1)	3.7	(996.4)	163.4

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of Preparation
The accompanying Summary Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Summary Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). For further details on our Summary of Significant Accounting Policies refer to the Notes to the Consolidated Financial Statements as recorded in our Annual Report on Form 20-F which is available on www.asml.com. Further disclosures, as required under US GAAP in annual reports, are not included in the Summary Consolidated Financial Statements.

Revenue From Contracts With Customers
In March 2014 the FASB issued ASU No. 2014-9 "Revenue From Contracts With Customers". In August 2015 the FASB amended ASU No. 2014-9 to defer the effective date by one year to annual reporting periods beginning after December 15, 2017 (ASU 2015-14 "Revenue From Contracts With Customers (Topic 606): Deferral of the Effective Date"). In March 2016, the FASB released ASU No. 2016-08 "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)" which clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10 "Revenue from Contracts with Customers (Topic 606)" which clarifies guidance related to identifying performance obligations and licensing implementation guidance contained in the new revenue recognition standard. In May 2016 ASU No. 2016-12 "Revenue from Contracts with Customers (Topic 606) - Narrow-Scope Improvements and Practical Expedients" was issued by the FASB which affects entities with transactions included within the scope of Topic 606. The scope of that Topic includes entities that enter into contracts with customers to transfer goods or services (that are an output of the entity’s ordinary activities) in exchange for consideration. ASU No. 2016-20 “Technical corrections and improvements to Topic 606, revenue from contracts with customers” covers a variety of topics related to the new revenue recognition standard. The amendments in this Update represent minor corrections and improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. In ASU No. 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments - Equity Method and Joint Ventures (Topic 323): Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings” the standard is amended to include the SEC Staff announcement on September 22, 2016. It requires a registrant to include appropriate financial statement disclosures about the potential material effects of ASUs, which have not yet been adopted.
The standard is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue recognition requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
The new standard is effective for interim and annual periods beginning after December 15, 2017 and allows for either full retrospective adoption or modified retrospective adoption. We selected full retrospective adoption and will therefore restate all prior years presented in our 2018 Consolidated Financial Statements upon adoption.
We are finalizing our impact assessment of the new revenue recognition standard on our accounting policies and our contracts affecting our 2016 results. At this time, we cannot reasonably estimate the exact financial impact of implementing this new standard. However, for 2016 we expect an increase of our total net sales between zero and five percent and an increase of our net income between two and ten percent due to a shift in timing of revenue recognition. Based on our assessment of the impact of ASC 606 on the Consolidated Balance Sheets we expect a significant decrease in deferred income as of December 31, 2016.
The most significant changes in our accounting policies as a consequence of adopting ASC 606 are:

•	Certain upgrades and services change from point in time revenue recognition upon completion of the performance obligation to over time revenue recognition throughout the upgrade and service period;

•
Options to buy additional goods or services provided within our contracts, offered at a discount incremental to our stand-alone selling price, are now considered performance obligations and therefore consideration is allocated from the contract. Revenue is recognized for these material rights when the future goods or services are transferred or the option to buy expires;

•
For bill-and-hold transactions there is no longer a required fixed schedule of delivery and when a customer requests for the bill-and-hold transaction there is assumed to be a substantial reason. We will follow the requirements under ASC 606 in order to recognize revenue; and

•
A change from allocating the consideration of a contract to the elements of the contract using relative selling price determined through vendor-specific objective evidence or best estimate of selling price under ASC 605 to allocating the consideration of a contract based on stand-alone selling prices determined using the adjusted market approach in accordance with ASC 606.

Equity method investments
We will recognize our proportionate share of the income or loss of Carl Zeiss SMT Holding GmbH & Co. KG on a one-quarter time lag.

ASML – Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,		Nine months ended,
	Oct 2,	Oct 1,	Oct 2,	Oct 1,
	2016	2017	2016	2017
(in millions EUR)
Net income based on US GAAP	395.9	557.1	947.7	1,475.5
Development expenditures (see Note 1)	48.6	6.7	173.8	27.8
Income taxes (see Note 2)	(19.1)	10.9	(95.6)	8.0
Other	0.1	0.1	0.8	—
Net income based on IFRS	425.5	574.8	1,026.7	1,511.3

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to expected trends and outlook, systems backlog, expected financial results and trends for the fourth quarter of 2017, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, other income, and annualized effective tax rate, expected financial results and trends for the full year 2017, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into production, supply chain and service capabilities, ASML’s commitment to secure system performance, shipments and support for volume manufacturing, including availability, productivity, throughput and shipments, the ability to support a larger installed base, including timing of shipments (including planned EUV shipments in Q4 2017and in 2018 and 2019 and recognition in revenue of such shipments), statements with respect to HMI, including expected expansion of the integrated Holistic Lithography roadmap, introduction of a new class of pattern fidelity control for memory and logic production in 2018 and expected multi-e-beam innovation, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, the expected impact of the new revenue recognition standard on revenue and net income, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to integrate HMI’s systems into our Holistic Lithography portfolio, our ability to enforce patents and protect intellectual property rights, intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.

[2]	Numbers have been rounded.

[3]
As per January 1, 2017, ASML presents net sales with respect to metrology and inspection systems as part of Net system sales instead of Net service and field option sales. The comparative numbers have been adjusted to reflect this change in accounting policy.

[4]
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

5        Lithography systems do not include metrology and inspection systems.

[6]	Our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).